

S
COMMISSION
549

03054325

6-10-2003

SEC FILE NUMBER
8-14-35099

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fidelity Distributors Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 21, 2003

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002
(Dollars in thousands, except share amounts)

ASSETS	
Receivables:	
Brokers and dealers	$ 46,045
Mutual funds	126,140
Investments, at market value (cost $22,440)	22,440
Deferred dealers concessions, net	167,266
Other assets	2
Total Assets	$ 361,893
LIABILITIES	
Payables:	
Brokers and dealers	$ 100,805
Mutual funds	45,943
Total Liabilities	146,748
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; issued and outstanding 4,750 shares	475
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 1,061 shares	1
Additional paid-in capital	132,292
Retained earnings	384,690
	517,458
Less: Net receivable from FMR Corp.	(302,313)
Total Stockholder's Equity	215,145
Total Liabilities and Stockholder's Equity	$ 361,893

The accompanying notes are an integral part of the financial statements.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

A. Principal Business Activities:

Fidelity Distributors Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans (the "contractual plans"). A division of Fidelity Distributors Corporation provided mutual fund transfer agent services and other administrative services on behalf of affiliated companies. As of January 1, 2002 this division was dissolved and the mutual fund transfer agent services are being provided by other affiliates of the Company.

The Company generates the majority of its revenue by providing distribution services primarily to domestic customers. Fees for such services are largely asset based and, as a result, the Company's revenues may fluctuate based on the performance of the financial markets.

B. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2002, as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Marketing and distribution revenue is recognized as earned. Commissions earned on the sale of mutual fund shares and contractual plans are recognized on the trade date of the transaction. Under certain arrangements, a portion of the commissions earned is paid to third-party brokers and dealers and affiliates. Mutual fund redemption fees are recognized on the trade date.

Invested Assets and Related Income

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value. Interest income is recognized as earned and dividend income is recognized on the ex-dividend date. Unrealized appreciation (depreciation) on investments is credited (charged) to income and is included in other income. Gains and losses from the sale of investments are computed on an average cost basis.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp)
NOTES TO FINANCIAL STATEMENTS, Continued
(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Property and Equipment

All property, plant and equipment was transferred at net book value to an affiliated company during the year. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment, three years; and furniture and equipment, five to ten years.

Receivables from and Payables to Brokers and dealers and Mutual funds

Included in the receivables from Brokers and dealers and Mutual funds and the payables to Brokers and dealers and Mutual funds are mutual funds' purchase and redemption trades that are unsettled at December 31, 2002, and have contractual settlement dates beyond one day.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded. In 2002, the Company recognized an impairment charge of approximately $6,900 related to certain deferred dealer concessions.

Deferred Dealers Concessions

Deferred dealers concessions of $167,266 are reported net of accumulated amortization of $270,339 as of December 31, 2002. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight line basis method over one to five years and are entirely borne by an affiliate. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is written off and charged to an affiliate as described above.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

Advertising Costs

Advertising costs are expensed as incurred.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO FINANCIAL STATEMENTS, Continued
(Dollars in thousands)

C. Transactions with FMR Corp. and Affiliated Companies:

The Company is party to several arrangements with affiliated companies. Under these arrangements, the Company charged these affiliates for services provided to them during 2002. A summary of charges is as follows:

Marketing and distribution services	$ 1,093,639
Service fees	1,158
General and administrative	1,830
	$ 1,096,627

In addition, the Company is charged for services provided by FMR Corp. and affiliated companies. A summary of charges is as follows:

Marketing and distribution services	$ 1,063,804
Occupancy	1,230
Other	2,094
	$ 1,067,128

The Company participates in FMR Corp.'s noncontributory trusteed pension plan covering all of its eligible employees. Pension expense is allocated to the Company based upon its pro-rata share of total eligible salary expense of FMR Corp. and its subsidiaries.

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan is based on either stated percentages of eligible employee compensation or employee contributions.

The Company participates in various FMR Corp. stock-based compensatory plans. FMR Corp. and the Company have adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" effective January 1, 2002. In accordance with SFAS 123, compensation expense is measured based on the fair value of stock issued or modified on a prospective basis. The Company is allocated a compensation charge that is amortized over the period in which it is earned. This accounting change has no material impact on the Company's statement of income for the year ended December 31, 2002.

For the year ended December 31, 2002, aggregate expenses charged to the Company related to these retirement and stock-based compensation plans were approximately $519.

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $29,960 have been offset against the receivable from FMR Corp.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO FINANCIAL STATEMENTS, Continued
(Dollars in thousands)

D. Charge Equivalent to Taxes on Income:

The total charge equivalent to taxes on income for the year ended December 31, 2002 consists of:

Current:	
Federal	$ 12,713
State	639
	13,352
Deferred:	
Federal	414
State	7
	421
Charge equivalent to taxes on income	$ 13,773

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2002, the Company's net deferred tax assets approximated $4,834 and are included in the net receivable from FMR Corp. The primary source of temporary differences which comprise the net deferred tax asset is pension expense.

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2002, the Company had net capital of $19,210 of which $18,960 was in excess of its required net capital of $250.